January 18, 2007

# Tax Information

## 2006 Tax Information Brochure

The following information is for 2006 taxes. Consult your tax advisor about how to report this information on your federal and state tax returns. Your tax advisor will need this information to prepare your taxes.

2006 Tax Information Brochure

## 2006 Year-End Distributions

Mutual funds are required to distribute net realized capital gains and income each year. We paid these amounts this year on **December 15th** (to shareholders of record on **December 14th**). This year's distribution amounts are provided in the table below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions. No capital gain distributions are expected for the Fixed-Income Funds.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Small Cap and Science and Technology Growth Funds because they will not have any undistributed capital gains or income.

New regulations now require fund companies to report tax-exempt interest to the IRS. Form 1099-INT will be used for this purpose and it will replace the Statement of Tax-Exempt Interest. The new reporting requirement does not change the existing tax status of municipal bond interest.

| Sit Mutual Fund | Per Share Amount | Type of Distribution |
|---|---|---|
| Balanced | $0.084439 | Income |
| Dividend Growth (Class I) | $0.058961 | Income |
| Dividend Growth (Class I) | $0.030583 | Short-term Capital Gain |
| Dividend Growth (Class I) | $0.166790 | Long-term Capital Gain |
| Dividend Growth (Class S) | $0.055240 | Income |
| Dividend Growth (Class S) | $0.030582 | Short-term Capital Gain |
| Dividend Growth (Class S) | $0.166793 | Long-term Capital Gain |
| Large Cap Growth | $0.277108 | Income |
| International Growth | $0.148513 | Income |
| Developing Markets Growth | $0.046794 | Income |

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## State Intangibles Information

The table below shows the percent of the Sit Tax-Free Income Fund's Net Asset Value (NAV) per share invested in securities as of December 31, 2006, for states, which impose an intangibles tax:

| % of NAV per share | |
|---|---|
| West Virginia | 1.3% |

## Foreign Taxes: International Growth Fund and Developing Markets Growth Fund

The International Growth Fund and the Developing Markets Growth Fund have paid taxes imposed by foreign countries and deducted such amounts in computing their incomes. The Funds will elect not to "pass-through" foreign tax credits to the shareholders.

## MN Tax-Exempt Municipal Obligations Sit Minnesota Tax-Free Income Fund

Income distributed by the Fund during 2006 represents interest income that is exempt from regular federal income tax and Minnesota regular personal income tax.

*A Form 1099-DIV will not be issued by the Minnesota Tax-Free Income Fund since the Fund did not distribute capital gains or taxable income during 2006.*

For shareholders who are subject to the alternative minimum tax (AMT), **9.63%** of the Fund's income distributed during 2006 should be treated as an item of tax preference and included in the shareholder's alternative minimum taxable income.

## FL Tax-Exempt Municipal Obligations Sit Florida Tax-Free Income Fund

None of the Fund's income distributed during 2006 was subject to the alternative minimum tax (AMT).

*NEW*

**Per IRS regulations, tax-exempt interest will be reported to you on form 1099INT. This does not change the tax status of the income.**

## Tax-Exempt Municipal Obligations by State Sit Tax-Free Income Fund

The income dividends paid by the Fund are exempt from regular federal income tax, however, income dividends may be subject to state and local taxation.

### SOURCE OF TAX-EXEMPT INCOME DIVIDENDS

The percentages of tax-exempt income dividends from various states paid during 2006 are:

| | | | |
|---|---|---|---|
| Alabama | 1.25% | Montana | 0.54% |
| Alaska | 2.95 | Nebraska | 0.01 |
| Arizona | 1.39 | Nevada | 2.34 |
| Arkansas | 1.05 | New Hampshire | 1.32 |
| California | 8.68 | New Jersey | 0.10 |
| Colorado | 2.43 | New Mexico | 0.50 |
| Connecticut | 0.76 | New York | 3.22 |
| Delaware | 0.05 | North Carolina | 0.48 |
| D. C. | 0.09 | North Dakota | 0.01 |
| Florida | 6.07 | Ohio | 1.72 |
| Georgia | 0.69 | Oklahoma | 2.35 |
| Hawaii | 0.00 | Oregon | 0.75 |
| Idaho | 0.00 | Pennsylvania | 5.47 |
| Illinois | 13.88 | Rhode Island | 0.42 |
| Indiana | 4.45 | South Carolina | 1.29 |
| Iowa | 0.66 | South Dakota | 0.99 |
| Kansas | 0.01 | Tennessee | 0.60 |
| Kentucky | 0.00 | Texas | 13.84 |
| Louisiana | 1.09 | Utah | 0.68 |
| Maine | 0.68 | Vermont | 0.23 |
| Maryland | 0.03 | Virginia | 0.90 |
| Massachusetts | 0.88 | Washington | 0.72 |
| Michigan | 2.91 | West Virginia | 1.36 |
| Minnesota | 2.26 | Wisconsin | 4.37 |
| Mississippi | 0.46 | Wyoming | 0.12 |
| Missouri | 2.62 | Puerto Rico | 0.33 |

**Minnesota Residents: Your federal tax-exempt interest dividends paid by the Fund are not exempt from Minnesota tax and must be added to federal taxable income when calculating your Minnesota taxable income.**

None of the Tax-Free Income Fund's income distributed during 2006 is subject to the alternative minimum tax

A Form 1099-DIV will not be issued by the Tax-Free Income Fund since the Fund did not distribute taxable capital gain income during 2006.

Sit -06 Tax

# Sit Mutual Funds

# 2006 Tax Information

**Consult your tax advisor about how to report this information on your federal and state tax returns.**

**Your tax advisor will need this pamphlet to prepare your taxes.**

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street
Minneapolis, MN 55402
612-359-2589 or 800-332-5580 www.sitfunds.com

## U.S. Government Obligations

Income earned from U.S. government securities is sometimes exempt from state income tax. Many states provide for this tax-exemption to be "passed-through" to shareholders of mutual funds that hold these securities. Please consult your tax advisor if you have questions regarding your state's tax regulations.

The tables below show income earned by the Funds from U.S. government securities (excluding long-term capital gains, if any) as a percentage of the total income earned by each Fund during 2006. Income earned by other Sit Funds was either not derived from U.S. obligations or less than 0.01% and therefore not listed below.

| | Federal Home Loan Bank | Federal Home Loan Mtg. Corp | Federal Nat'l Mtg Assoc | Govt Nat'l Mtg Assoc | VA Vendee Mtg Trust | U.S. Treasury | Other |
|---|---|---|---|---|---|---|---|
| **U.S. Government Securities Fund** | **0.54%** | **23.62%** | **45.63%** | **17.57%** | **7.83%** | **3.15%** | **1.66%** |

| | U.S. Government Obligations | | | | | | Other Income | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Federal Nat'l Mtg Assoc | Federal Home Loan Mtg Corp | Govt Nat'l Mtg Assoc | VA Vendee Mtg Trust | U.S. Treasury | Total U.S. Govt | Corp Issuers | Equity Income | Other | Total Other Income |
| **Balanced Fund** | **10.32%** | **8.65%** | **4.07%** | **0.0%** | **3.79%** | **26.83%** | **12.99%** | **36.23%** | **23.95%** | **73.17%** |

| | U.S. Government Obligations | | | | | | Other Income | |
|---|---|---|---|---|---|---|---|---|
| | Federal Farm Credit Bank | Federal Home Loan Bank | Federal Home Loan Mtg. Corp. | Federal Natl. Mtg. Assoc. | Student Loan Mkt. Assoc. | Total U.S. Govt. | Comm. Paper | Total Other Income |
| **Money Market Fund** | **0.0%** | **2.39%** | **0.90%** | **1.19%** | **0.0%** | **4.48%** | **95.52%** | **95.52%** |

## IRAs

### Form 1099-R for Distributions

If you made a withdrawal from your IRA or converted a Traditional IRA to a Roth IRA in 2006, your Form 1099-R is enclosed.

If you have questions on how to report your distribution, please see a tax adviser or obtain IRS publication 590 at http://www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

## IRAs

### Form 5498 for Contributions

In May 2007, we will send a Form 5498 to you showing your IRA contributions for the 2006 tax year.

**Traditional IRA** - Contributions may be tax-deductible depending upon your circumstances. There is a limit of $4,000 per person per tax year ($5,000 if you were 50 by December 31, 2006). Contributions for the 2006 tax year must be made no later than April 16, 2007.

**Roth IRA** - Contributions are not tax-deductible and are limited to $4,000 per person per tax year ($5,000 if you were 50 by December 31, 2006). Contributions for the 2006 tax year must be made no later than April 16, 2007.

**Coverdell Education Savings Account (formerly known as an Education IRA)** - Contributions are not tax-deductible and are limited to $2,000 per minor per tax year. Contributions for the 2006 tax year must be made by April 16, 2007.

**SIMPLE IRA** - Contributions are not tax-deductible since your employer should have deducted them from your pay on a pre-tax basis.

## Qualified Dividend %

The following chart shows the percentage of dividends which are considered qualified and are now taxed at a maximum of 15%.

| | |
|---|---|
| Balanced | 38.27% |
| Large Cap Growth | 100.00% |
| Dividend Growth | 100.00% |
| International Growth | 100.00% |
| Developing Markets Growth | 100.00% |

Non-qualified dividends are taxed at ordinary income tax rates.

## Corporate Dividends Received Deduction

The following percentages of the dividends paid by these Sit Mutual Funds qualify for the corporate dividends received deduction. Dividends paid by other Sit Funds do not qualify for the deduction.

| | |
|---|---|
| Balanced Fund | 53.66% |
| Dividend Growth Fund- I Class | 100.00% |
| Dividend Growth Fund- S Class | 100.00% |
| Large Cap Growth Fund | 100.00% |

*This information applies to corporate accounts only.*